October 22, 2024

Max Hooper
Chief Executive Officer
Global Blockchain Acquisition Corp.
6555 Sanger Road, Suite 200
Orlando, FL 32827

       Re: Global Blockchain Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 8, 2024
           File No. 001-41381
Dear Max Hooper:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ralph V. De Martino